Exhibit 99.1

The Hague / New Delhi, December 28, 2006

AEGON and Ranbaxy Promoter Group sign final agreements for life insurance and asset management businesses

AEGON and Ranbaxy Promoter Group today signed definitive agreements to jointly enter the life insurance and asset management business in India. The ventures will be implemented by AEGON and Religare, the financial services division of Ranbaxy Promoter Group.

Ranbaxy Promoter Group will hold a 44 percent stake in the life venture, AEGON a 26 percent stake and Bennett Coleman, an investor, will hold the balance. The asset management venture has been structured on an equal ownership basis between Ranbaxy Promoter Group and AEGON.

“We are very happy to join hands with AEGON to establish business in the high growth areas of life insurance and asset management”, said Malvinder Mohan Singh of the Ranbaxy Promoter Group. “With this partnership we demonstrate our long term commitment to the financial services sector”, he added.

“India is an important market for AEGON given the significant growth potential for the products and services we provide”, said Alexander Wynaendts, member of the Executive Board of AEGON N.V. “We are confident that with Religare as our partner, we can build on our respective capabilities to maximize the opportunities emerging across the country.”

Religare is expanding its financial business both in India and overseas. Also commenting on the partnership, Shivinder Mohan Singh of the Ranbaxy Promoter Group said: “These ventures are part of the strategic initiatives of the Group to consolidate its position and become a meaningful player in the financial sector covering a wide spectrum of activities.”

ABOUT AEGON

AEGON is one of the world’s largest life insurance and pension companies, and a strong provider of investment products. We empower our local business units to identify and provide products and services that meet the evolving needs of our customers, using distribution channels best suited to their local markets. We take pride in balancing a local approach with the power of an expanding global operation.

With headquarters in The Hague, the Netherlands, AEGON companies employ approximately 27,000 people. AEGON’s three major markets are the United States, the Netherlands and the United Kingdom. In addition, the Group is present in a number of other countries including Canada, China, Czech Republic, Hungary, Poland, Slovakia, Spain and Taiwan.

Respect, quality, transparency and trust constitute AEGON’s core values as the company continually strives to meet the expectations of customers, shareholders, employees and business partners. AEGON is driven to deliver new thinking and our ambition is to be the best in the industry.

ABOUT RANBAXY PROMOTER GROUP

Ranbaxy Promoter Group is India’s leading business house having diversified interests in Pharmaceuticals, Healthcare, Pathological Labs and Financial Services through Ranbaxy Laboratories Limited, Fortis Healthcare Limited, SRL Ranbaxy Limited and Religare Enterprise Limited respectively.

Religare, a Ranbaxy Promoter Group company, is a leading financial services provider in India with interests in equity, commodity, portfolio management, investment banking, corporate finance, mutual fund distribution, insurance broking and personal credit. Religare Group provides services through its strong network of more than 272 branches and 580 partner locations, covering more than 300 towns & cities across the country.

Religare follows a philosophy of partnering in wealth creation. More than 3,500 professionals in Religare Group subscribe to this philosophy and provide integrated financial solutions to corporate, retail and wealth management clients throughout the country.

Forward looking statements

The statements contained in this press release that are not historical facts may be forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as ‘believe’, ‘estimate’, ‘target’ ‘intend’, ‘may’, ‘expect’, ‘anticipate’, ‘predict’, ‘project’, ‘counting on’, ‘plan’, ‘continue’, ‘want’, ‘forecast’, ‘should’, ‘would’, ‘is confident’ and ‘will’ and similar expressions as they relate to us are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. We undertake no obligation to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.

All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations, including, but not limited to, the following:

•	Changes in general economic conditions, particularly in the United States, the Netherlands and the United Kingdom;

•	Changes in the performance of financial markets, including emerging markets, including:

•	The frequency and severity of defaults by issuers in our fixed income investment portfolios; and

•	The effects of corporate bankruptcies and/or accounting restatements on the financial markets and the resulting decline in value of equity and debt securities we hold;

•	The frequency and severity of insured loss events;

•	Changes affecting mortality, morbidity and other factors that may affect the profitability of our insurance products;

•	Changes affecting interest rate levels and continuing low interest rate levels and rapidly changing interest rate levels;

•	Changes affecting currency exchange rates, including the EUR/USD and EUR/GBP exchange rates;

•	Increasing levels of competition in the United States, the Netherlands, the United Kingdom and emerging markets;

•	Changes in laws and regulations, particularly those affecting our operations, the products we sell and the attractiveness of certain products to our consumers;

•	Regulatory changes relating to the insurance industry in the jurisdictions in which we operate;

•	Acts of God, acts of terrorism, acts of war and pandemics;

•	Changes in the policies of central banks and/or governments;

•	Litigation or regulatory action that could require us to pay significant damages or change the way we do business;

•	Customer responsiveness to both new products and distribution channels;

•	Competitive, legal, regulatory, or tax changes that affect the distribution cost of or demand for our products;

•	Our failure to achieve anticipated levels of earnings or operational efficiencies as well as other cost saving initiatives;

•	The impact on our reported financial results and financial condition as a result of our adoption of International Financial Reporting Standards.

CONTACT INFORMATION

Group Corporate Affairs & Investor Relations

	The Hague, the Netherlands	Baltimore, the United States	Ranbaxy Group
Analysts & Investors	+31(0)70 344 83 05	+1 877 548 9668 (toll free –USA only) +1 410 576 45 77	+91 22 2202 5560
Media	+31(0)70 344 83 44
E-mail	gca-ir@aegon.com	ir@aegonusa.com	info@religare.in
Website	www.aegon.com		www.religare.in